UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 4

TCI Solutions, Inc.
(Name of the Issuer)
TCI Solutions, Inc. Retalix Ltd. RTLX LLC Survivor RTLX LLC Retalix Holdings Inc.
(Names of Persons Filing Statement)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
87229R 10 2
(CUSIP Number of Class of Securities)
Stephen P. DeSantis Chief Financial Officer and Secretary TCI Solutions, Inc. 17752 Skypark Circle Irvine, California 92614 Telephone: (949) 466-4618

Barry Shaked
President, Chief Executive Officer, and Chairman of the Board
Retalix Ltd.
RTLX LLC
Survivor RTLX LLC
Retalix Holdings Inc.
10 Zarhin Street, Raanana 43000, ISRAEL
Telephone: (972) 9-776-6677

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With Copies To:
Michael G. McKinnon, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 Telephone: (714) 668-6200	Harvey E. Bines, Esq. Sullivan & Worcester LLP One Post Office Square Boston, Massachusetts 02109 Telephone: (617) 338-2800

This statement is filed in connection with (check the appropriate box):

a.	|X|	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	|_|	The filing of a registration statement under the Securities Act of 1933.
c.	|_|	A tender offer.
d.	|_|	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|
Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$2,570,941.41	$514.19

* Based upon maximum proposed number of shares to be cashed out in the merger of 12,825,459 shares of common stock at $0.132 per share, 31,073 shares of Series A Preferred Stock at $0.8409 per share and 1,124,154 shares of Series B Preferred Stock at $0.7573 per share.

|X|

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$514.19
Form or Registration No.:	Schedule 14A
Filing Party:	TCI Solutions, Inc.
Date Filed:	April 25, 2005

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by TCI Solutions, Inc., a Delaware corporation (“TCI Solutions” or the “Company”), Retalix Ltd. (“Retalix”), an Israeli company, Retalix Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Retalix, and RTLX LLC and Survivor RTLX LLC, each a Delaware limited liability company of which Retalix Holdings Inc. is the sole member, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 1, 2005 (the “Merger Agreement”), by and among Retalix, the Company, Retalix Holdings Inc., RTLX LLC and Survivor RTLX LLC. A copy of the Merger Agreement is attached as Appendix A to a proxy statement on Schedule 14A filed by the Company concurrently with this Schedule 13E-3. In this Schedule 13E-3 we will refer to the proxy statement, including all of its appendices and schedules, as the “proxy statement.”

Concurrently with the filing of this Schedule 13E-3, the Company is filing the proxy statement with the Securities and Exchange Commission (the “SEC”) under Regulation 14A of the Exchange Act. The proxy statement contains important information about the special meeting of stockholders of TCI Solutions at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement. The information contained in the proxy statement, including all appendices and schedules, is expressly incorporated in this Schedule 13e-3 in its entirety by this reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and its appendices and schedules.

Capitalized terms used but not otherwise defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement. All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company and all information herein concerning Retalix has been supplied by Retalix.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A, Item 1001

The information set forth in the proxy statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M-A, Item 1002

(a).

The name of the Company is TCI Solutions, Inc. The principal executive offices of the Company are located at 17752 Skypark Circle, Suite 160, Irvine, California 92614. The Company’s phone number is (949) 466-4618.

(b).	The information set forth in the proxy statement under “THE MERGER – Voting Rights; Quorum; Vote Required For Approval” is incorporated herein by reference.
(c).	There is no established trading market for the Company’s securities.
(d).

The Company has not declared or paid any dividends on its common stock in the last two fiscal years. If the merger is completed as contemplated in the Merger Agreement, the separate corporate existence of TCI Solutions will cease, the Company will be wound up and no dividends will be paid on its common stock and the Company will apply to de-register its common stock under the Exchange Act.

(e).

The Company has made no underwritten public offering of its common stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

(f).

The information set forth in the proxy statement under “SPECIAL FACTORS – Background of the Merger” and “OTHER MATTERS – Purchases by TCI and its Directors and Executive Officers and by Retalix and its Directors and Executive Officers” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

Regulation M-A, Item 1003

(a).	The information set forth in the proxy statement under “SUMMARY TERM SHEET;” “INFORMATION ABOUT TCI” and “INFORMATION ABOUT RETALIX” is incorporated herein by reference.

(b).	The information set forth in the proxy statement under “INFORMATION ABOUT TCI” and “INFORMATION ABOUT RETALIX” is incorporated herein by reference.
(c).

The information set forth in Schedule I of the proxy statement under “INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF TCI AND RETALIX” and “OTHER MATTERS – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A, Item 1004

(a),(c)-(e).	The information set forth in the proxy statement under “SUMMARY TERM SHEET;” “SPECIAL FACTORS;” “THE MERGER;” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(f).	Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A, Item 1005

(a)-(c).	The information set forth in the proxy statement under “SPECIAL FACTORS --Background of the Merger” is incorporated herein by reference.

On October 27, 2004 the Company filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC to initiate an offer (the “Tender Offer”) by the Company to acquire all options held by certain of the Company’s directors and employees under the Company’s 1993 Equity Incentive Plan, 1993 Non-Employee Directors’ Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors’ Stock Option Plan to purchase shares of the Company’s common stock in exchange for new options to purchase the common stock to be granted under the 2001 Equity Incentive Plan and 2001 Non-Employee Directors’ Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached to the Schedule TO as Exhibit (a)(2). The information set forth in the Schedule TO, including all annexes, is hereby expressly incorporated herein by reference in its entirety into this Schedule 13E-3 and the responses in this Schedule 13E-3 in respect of the Tender Offer are qualified in their entirety by reference to the information contained in the Schedule TO and its annexes.

(e).	The information set forth in the proxy statement under “THE MERGER” and “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A, Item 1006

(b).	The securities acquired in the transaction will be cancelled.
(c)(1-8).

The information set forth in the proxy statement under “THE MERGER,” “THE MERGER AGREEMENT,” “SPECIAL FACTORS—Position of Retalix as to the Purposes, Alternatives, Reasons and Effects of the Merger – Effects” and “SPECIAL FACTORS—Retalix’s Plans for TCI” is incorporated herein by reference.

ITEM 7.	PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A, Item 1013

(a) – (d).	The information set forth in the proxy statement under “SPECIAL FACTORS” and “THE MERGER” is incorporated herein by reference.
ITEM 8.	FAIRNESS OF THE GOING PRIVATE TRANSACTION.

Regulation M-A, Item 1014

(a)-(d).	The information set forth in the proxy statement under “SPECIAL FACTORS” is incorporated herein by reference.

(e).

The Rule 13e-3 transaction was unanimously approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the proxy statement under “SPECIAL FACTORS – Position of TCI as to the Fairness of the Merger” is incorporated herein by reference.

(f).	Not applicable.
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

(a)-(b).	The information set forth in the proxy statement under “SPECIAL FACTORS” is incorporated herein by reference.
(c).	The information set forth in the proxy statement under “SPECIAL FACTORS” and the opinion of The Mentor Group, Inc. attached as Appendix C to the proxy statement are incorporated herein by reference.
ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A, Item 1007

(a)	The information set forth in the proxy statement under “SUMMARY TERM SHEET – How will Retalix finance the merger?” is incorporated herein by reference.
(b).	None.
(c).	The information set forth in the proxy statement under “THE MERGER—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.
(d).	Not applicable.
ITEM 11.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A, Item 1008

(a).	The information set forth in the proxy statement under “OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b).

The information set forth in the proxy statement under “SPECIAL FACTORS,” “THE MERGER” and “OTHER MATTERS—Purchases by TCI and its Directors and Executive Officers and by Retalix and its Directors and Executive Officers” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A, Item 1012

(d)-(e).	The information set forth in the proxy statement under “THE MERGER” is incorporated herein by reference.
ITEM 13.	FINANCIAL STATEMENTS.

Regulation M-A, Item 1010

(a).

The information attached to the proxy statement as Appendices E and F and the information set forth in the proxy statement under “TCI SOLUTIONS, INC. SELECTED FINANCIAL AND OPERATING DATA” and “TCI SOLUTIONS, INC. PROJECTED FINANCIAL INFORMATION,” is incorporated herein by reference.

(b).	Not applicable. TCI Solutions will cease to exist as a separate company following the mergers contemplated by the Merger Agreement.
ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A, Item 1009

(a)-(b).	The information set forth in the proxy statement under “THE MERGER” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A, Item 1011

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.
ITEM 16.	EXHIBITS.

Regulation M-A, Item 1016

(a).	The information set forth in the proxy statement, including all appendices thereto, is incorporated herein by reference.
(b).	Not applicable.
(c)(1).	Opinion of The Mentor Group, Inc. (incorporated herein by reference to Appendix C to the Company’s proxy statement).
(c)(2).	Presentation by the management of Retalix Ltd. to the Board of Directors of Retalix Ltd. (incorporated herein by reference to Appendix G to the Company’s proxy statement).
(d)(1).

Agreement and Plan of Merger dated as of April 1, 2005, by and between the Company, Retalix Ltd., Retalix Holdings Inc., Survivor RTLX LLC and RTLX LLC (incorporated herein by reference to Appendix A to the Company’s proxy statement).

(d)(2).

Stock Purchase Agreement dated as of April 1, 2005, by and among the Company, Retalix Ltd., Retalix Holdings Inc. and certain stockholders of the Company listed on the signature pages thereto (incorporated herein by reference to Appendix B to the Company’s proxy statement).

(d)(3).

Registration Rights Agreement dated as of April 1, 2005 by and among Retalix Ltd. and the persons listed on Schedule A thereto (incorporated by reference herein to Exhibit (d)(3) to Amendment No. 2 to Schedule 13E-3 filed by the Company, Retalix Ltd., RTLX LLC, Survivor RTLX LLC and Retalix Holdings Inc. with the Securities and Exchange Commission on September 9, 2005).

(d)(4).

Escrow Agreement dated as of April 1, 2005 by and among Retalix Ltd., Retalix Holdings Inc., the Sellers listed on Exhibit 1.1 thereto and U.S. Bank National Association (incorporated by reference herein to Exhibit (d)(4) to Amendment No. 2 to Schedule 13E-3 filed by the Company, Retalix Ltd., RTLX LLC, Survivor RTLX LLC and Retalix Holdings Inc. with the Securities and Exchange Commission on September 9, 2005).

(f).	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D to the Company’s proxy statement).
(g).	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 28, 2005

RETALIX LTD.

By:	/s/ Barry Shaked
	Name:	Barry Shaked
	Title:	President, Chief Executive Officer
and Chairman

RETALIX HOLDINGS INC.

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

RTLX LLC

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

SURVIVOR RTLX LLC

By:	/s/ Moshe Geller
	Name:	Moshe Geller
	Title:	Chief Financial Officer and Secretary

TCI SOLUTIONS, INC.

By:	/s/ Stephen P. DeSantis
	Name:	Stephen P. DeSantis
	Title:	Chief Financial Officer and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER AND DESCRIPTION

(a).	The information set forth in the proxy statement on Schedule 14A, as filed by the Company with the SEC on October 28, 2005, including all appendices thereto, is incorporated herein by reference.
(c)(1).	Opinion of The Mentor Group, Inc. (incorporated herein by reference to Appendix C to the Company’s proxy statement on Schedule 14A filed with the SEC on October 28, 2005).
(c)(2).

Presentation by the management of Retalix Ltd. to the Board of Directors of Retalix Ltd. (incorporated herein by reference to Appendix G to the Company’s proxy statement on Schedule 14A filed with the SEC on October 28, 2005).

(d)(1).

Agreement and Plan of Merger dated as of April 1, 2005, by and between the Company, Retalix Ltd., Retalix Holdings Inc., Survivor RTLX LLC and RTLX LLC (incorporated herein by reference to Appendix A to the Company’s proxy statement on Schedule 14A filed with the SEC on October 28, 2005).

(d)(2).

Stock Purchase Agreement dated as of April 1, 2005, by and among the Company, Retalix Ltd., Retalix Holdings Inc. and certain stockholders of the Company listed on the signature pages thereto (incorporated herein by reference to Appendix B to the Company’s proxy statement on Schedule 14A filed with the SEC on October 28, 2005).

(d)(3).

Registration Rights Agreement dated as of April 1, 2005 by and among Retalix Ltd. and the persons listed on Schedule A thereto (incorporated by reference herein to Exhibit (d)(3) to Amendment No. 2 to Schedule 13E-3 filed by the Company, Retalix Ltd., RTLX LLC, Survivor RTLX LLC and Retalix Holdings Inc. with the Securities and Exchange Commission on September 9, 2005).

(d)(4).

Escrow Agreement dated as of April 1, 2005 by and among Retalix Ltd., Retalix Holdings Inc., the Sellers listed on Exhibit 1.1 thereto and U.S. Bank National Association (incorporated by reference herein to Exhibit (d)(4) to Amendment No. 2 to Schedule 13E-3 filed by the Company, Retalix Ltd., RTLX LLC, Survivor RTLX LLC and Retalix Holdings Inc. with the Securities and Exchange Commission on September 9, 2005).

(f).	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D to the Company’s proxy statement on Schedule 14A filed with the SEC on October 28, 2005).